June 6, 2012

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:         Tortoise Energy Independence Fund, Inc. (the “Fund”)
File Numbers 811-22690 & 333-180678

To the Commission:

On April 12, 2012, the Fund filed a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), respectively.  The filing was made to register common stock to be offered in an underwritten public offering.

The Fund received comments on the Registration Statement from Larry L. Greene of the Securities and Exchange Commission (the “Commission”) staff via letter dated May 16, 2012 (the “Comment Letter”).  The Fund is filing concurrently herewith Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The purpose of Amendment No. 1 is to respond to the aforementioned comments and to update or complete certain information required by Form N-2.  The text of each comment from the Comment Letter has been included in this letter for your reference, and the Fund’s response is presented below each comment.

General

Comment:  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

Response:  The Fund confirms that FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Comment:  The summary section of the prospectus discloses that the Fund will use derivatives for investment, risk management and hedging, including total return and interest rate swaps, futures, forwards and options.  Please summarize in this section, and disclose all material derivative investments in the prospectus.  In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment

Companies (July 30, 2010).  Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

Response:  The disclosure regarding the use of derivatives has been revised to more clearly indicate that, with the exception that the Fund is likely to hedge the interest rate risk resulting from any leverage, the Fund may, but does not currently intend to, invest in derivative instruments, including futures, forward contracts, options, options on such contracts and interest rate and total return swaps.  The Fund believes that its disclosure under the heading “Leverage–Hedging and Risk Management” clearly articulates the Fund’s intentions regarding the use of derivatives and that the risks associated with their use are clearly set forth under the heading Risk Factors—Hedging and Derivatives Risk.”  The Fund has revised its disclosure to make clear that it intends to define certain standards of creditworthiness for any counterparties and to continually monitor their creditworthiness.

Comment:  We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing.  In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

Response:  The Fund will include the suggested cover letter with future filings.

Prospectus Cover

Investment Strategy

Comment:  Disclosure in this paragraph recites the Fund’s strategy to invest in a portfolio of equity securities of companies that promote energy independence.  Clarify the manner in which these companies accomplish this goal, the countries whose independence is sought and the countries or regions from which independence is sought.

Response:  The disclosure has been revised as requested.

Prospectus

Leverage

Comment:  Disclosure in this paragraph indicates that the Fund reserves the right at any time to use financial leverage “to the extent permitted by the Investment Company Act of 1940.”  Briefly summarize the maximum amount the Fund may leverage under the 1940 Act.

Response:  The disclosure has been revised as requested.

TABLE OF CONTENTS

Disclosure following the table states that: “The information appearing in this prospectus is accurate only as of the date on its cover.”  Add disclosure regarding the Fund’s duty to update the prospectus during the offering period.

Response:  The last sentence of the paragraph following the table provides that the Fund will advise investors of any material changes to the extent required by law.

PROSPECTUS SUMMARY
Investment Strategy

Comment:  The prospectus does not list the countries that comprise North America.  Please specify whether Canada and Mexico are included within the Fund’s policy to invest 80% in North America.

Response:  The disclosure has been revised as requested.

Leverage

Comment:  Disclosure in the second paragraph discusses the adviser’s financial incentive to leverage and states that this will create a conflict of interest.  The discussion sub-captioned “Conflicts of Interest” on the next page does not discuss this subject matter.  Please move this discussion so as to discuss it under that sub-caption.

Response:  The disclosure has been revised as requested.

Covered Call Options Strategy

The first paragraph indicates that the Fund will write call options only on securities it holds in its portfolio and on indices.  Clarify the indices on which the Fund will write call options and whether those indices will be energy related.

Response:  The Fund does not currently intend to write call options on indices.  Accordingly, the referenced disclosure has been removed from the prospectus.

RISK FACTORS
Environmental Risk

Comment:  There have been reports and investigations as to whether hydraulic fracturing may have caused earthquakes in the U.S., particularly the eastern portion of the country.  Is liability for this a potential risk for the companies in which the Fund invests?

Response:  No direct linkage has been established between the fracturing process and earthquakes.  Any indirect linkage is believed to be related to an associated service activity involving injection of wastewater into underground disposal wells.  The Fund believes that it adequately covered the associated risks in the “Risk Factors” section of the prospectus in the disclosure captioned “Regulatory Risk,” “Environmental Risk” and “Natural Disaster Risk.”

Although the Fund believes the referenced risk to be immaterial to the Fund, the Fund has expanded its disclosure under the heading “Environmental Risk.”

DESCRIPTION OF SECURITIES
Common Stock

The first paragraph indicates that the Fund may classify and reclassify any unissued common stock into other classes or series of stock.  Similar authorization is set forth under a discussion describing preferred securities.  This disclosure reserves the right to create multiple series and classes.  Section 18(f)(2) and Rule 18f-2, which permit multiple classes, only apply to open-end funds.  Please confirm that it will not create multiple classes or series without exemptive relief.

Response:   Section 18 of the 1940 Act provides that a closed-end investment company may, in addition to having a class of common stock, have a class of senior securities representing indebtedness and a class of senior securities that is a stock.  Section 18 further provides that any such class of indebtedness or stock may be issued in one or more series so long as no such series has a preference or priority over any other series upon the distribution of the Fund’s assets or in respect of the payment of interest or dividends. The Fund confirms that except as permitted by Section 18 of the 1940 Act, it will not create multiple classes or series without exemptive relief.

Statement of Additional Information

INVESTMENT LIMITATIONS

Comment:  The fundamental policy on concentration refers to an industry.  Please revise the policy to state the Fund will not concentrate in an industry or group of related industries.

Response:  The disclosure has been revised as requested.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES
Our Investments
Reverse Repurchase Agreements

Comment:  Add disclosure to the effect that reverse repurchase agreements are subject to the limitation on borrowing policy disclosed above, or revise the SAI to disclose the Fund’s policy with respect to these transactions.

Response:  The disclosure has been revised to make clear that reverse repurchase agreements are subject to the limitation on borrowing.

Part C - Signatures

The registration statement appears to have been executed in April 2011.  Please, correct the dates as of which the directors signed the registration statement.

Response:  The dates have been corrected.

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We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on Amendment No. 1.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais